U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission File Number: 001-34661

LIANLUO SMART LIMITED

Room 2108, 21st Floor,

China Construction Building,

No. 20 Shijingshan Road, Beijing, 100040

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Changes in Registrant's Certifying Accountant

On November 17, 2017, the Company’s Audit Committee and Board of Directors approved the proposed appointment of Centurion ZD CPA Limited (“CZD”) as the Company's independent registered public accounting firm, dismissing the Company's previous independent auditors, HHC, on the same date.

During the Company’s most recent two fiscal years ended December 31, 2016 and 2015 and any subsequent interim period through the dismissal of HHC on November 17, 2017, there were no disagreements between us and HHC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of HHC, would have caused it to make reference to the subject matter of the disagreements in connection with its report on the Company's consolidated financial statements for such periods. In addition, HHC’s reports on the financial statements as of and for the years ended December 31, 2016 and 2015 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the Company’s years ended December 31, 2016 and 2015 and any subsequent interim period through the dismissal of HHC on November 17, 2017, there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

During the two most recent fiscal years ended December 31, 2016 and 2015 and any subsequent interim period prior to engaging CZD, neither the Company nor anyone on its behalf consulted CZD regarding either (i) the application of accounting principles to any proposed or completed transaction, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that CZD concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F) or a reportable event.

The Company has provided HHC with a copy of the disclosures the Company is making in this Current Report on Form 6-K and has filing as Exhibit 99.1 the letter from HHC stating that HHC agrees or has no basis to agree or disagree with the disclosures made herein.

 Exhibits

The following document is filed herewith:

Exhibit Number	Document

99.1	Letter from HHC dated November 17, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIANLUO SMART LIMITED

November 21, 2017	By:	/s/ Ping Chen
Ping Chen
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer

4